Exhibit 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of November 3, 2011 is between A123 Systems, Inc., a Delaware corporation with its address at 200 West Street, Waltham, MA 02451 (the “Company”), and IHI Corporation, with offices at Toyosu IHI Building 1-1, Toyosu 3-chome, Koto-ku, Tokyo 135-8710, Japan (the “Purchaser”).

BACKGROUND

WHEREAS, the Company desires to issue and sell, and the Purchaser desires to purchase, shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”) for an aggregate purchase price of $25,000,000 (the “Purchase Price”);

WHEREAS, on or about the date hereof, the Company and the Purchaser are entering into an agreement pursuant to which the Company will license certain technology to the Purchaser to enable the Purchaser to manufacture, market and sell certain products within a defined field, solely in Japan (the “License Agreement”), an agreement pursuant to which the Company will supply battery cells to the Purchaser (the “Product Supply Agreement”), and certain other, related agreements; and

WHEREAS, capitalized terms not defined above or elsewhere in this Agreement have the respective meanings assigned to such terms in Section 8.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Purchase and Sale of the Stock; Closing.

(a) Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser will purchase the Shares and the Company will issue the Shares to the Purchaser. The number of Shares shall be adjusted to reflect the effect of any reclassification, stock split, reverse split, stock dividend, reorganization, recapitalization or other similar change with respect to the Common Stock occurring after the date hereof and prior to the Closing.

(b) The closing of the transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Eastern time, on such date as the Company and the Purchaser may agree upon (the “Closing Date”), which shall be the later of (i) November 18, 2011 and (ii) one business day after satisfaction or waiver of the conditions to the Closing set forth in Section 7 of this Agreement, at the offices of Latham & Watkins LLP, John Hancock Tower, 200 Clarendon Street, 20th Floor, Boston, Massachusetts (or remotely via the exchange of documents and signatures), unless another date, place or time is agreed to in writing by the Purchaser and the Company. At the Closing, the Purchaser shall pay the Purchase Price to the Company by wire transfer to a bank account designated by the Company, and the Company shall deliver to the Purchaser one or more share certificates representing the Shares dated the Closing Date.

(c) Notwithstanding the above, in the event that the Shares multiplied by the Share Price is less than $25,000,000, then the Purchase Price shall be reduced by such difference.

2. Representations and Warranties of the Company. Except as disclosed by the Company in a written Disclosure Schedule provided by the Company to the Purchaser before the date hereof (the “Disclosure Schedule”), which Disclosure Schedule shall be deemed a part hereof, the Company hereby represents and warrants to the Purchaser that the statements contained in this Section 2 are complete and accurate as of the date of this Agreement (or such other date as is specified below). The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(a) Corporate Organization; Subsidiary. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified and is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it require such qualification except for any such failure so to qualify or be in good standing which, individually or in the aggregate, would not have a Material Adverse Effect. The Company has the requisite power and authority to carry on its business as it is now being conducted. The Company’s Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”) are currently in full force and effect.

(b) Corporate Authority. The Company has the requisite corporate power and authority to execute, deliver and perform the Transaction Documents and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale by the Company of the Shares and the performance by the Company of the other transactions contemplated thereby have been duly authorized by the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the Transaction Documents or for the Company to consummate the transactions so contemplated therein. The Transaction Documents are valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors’ rights and subject to a court’s discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

(c) No Violations; Consents and Approvals.

(i)

Neither the execution, delivery or performance by the Company of the Transaction Documents nor the consummation by the Company of the transactions contemplated thereby (A) will result in a violation or breach of the Company Charter or the Company Bylaws or (B) will result in a violation or breach of (or give rise to any right of termination, revocation, cancellation or acceleration under or increased payments under), or constitute a default (with or without due notice or lapse of time or both) under, or result in the creation of any lien, mortgage, charge, encumbrance or security interest of any kind (a “Lien”) upon any of the properties or assets of the Company under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, obligation, instrument, offer, commitment, understanding or other arrangement to which the Company is a party (each a “Contract”), except, in the case of clause (B), for violations, breaches, defaults, rights of termination, revocations, cancellations or accelerations or Liens that would not, individually or in the aggregate, have a Material Adverse Effect.

(ii)	Except for filings or consents as may be required under, and other applicable requirements of applicable securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any government or any court, administrative agency or commission or other governmental authority or agency, federal, state, local or foreign (a “Governmental Entity”), is required with respect to the Company in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (except where the failure to obtain such consents, approvals, orders or authorizations, or to make such filings would not, individually or in the aggregate, have a Material Adverse Effect).

(d) Capital Stock. The authorized capital stock of the Company as of the date of this Agreement consists of (i) 250,000,000 shares of Common Stock, of which an aggregate of 126,078,992 shares of Common Stock were issued and outstanding as of the close of business on October 31, 2011, and (ii) 5,000,000 shares of preferred stock, $.001 par value per share, of which none were issued and outstanding as of the close of business on October 31, 2011. All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no preemptive or similar rights on the part of any holders of any class of securities of the Company and, except as described on Section 2(d) of the Disclosure Schedule, no securities convertible into or exchangeable for, or options, warrants, calls, subscriptions, rights, contracts, commitments, arrangements or understandings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company.

(e) Subsidiaries.

(i) Section 2(e) of the Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (A) its name; (B) the number and type of outstanding equity securities and a list of the holders thereof; and (C) the jurisdiction of organization. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing more than 50% of the voting power of all outstanding stock or ownership interests of such entity.

(ii) Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the business conducted by it require such qualification, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that are not reasonably likely to have a Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by the Company or another of its Subsidiaries free and clear of all security interests, liens, claims, pledges or limitations in the Company’s voting rights, charges or other encumbrances. There are no outstanding or authorized options, warrants, right, agreements or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of, or other equity, voting or ownership interests in, any Subsidiary of the Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

(iii) The charter, bylaws or other organizational documents of each Subsidiary of the Company are in full force and effect. None of the Subsidiaries is in violation in any material respect of any of the provisions of its charter, by-laws or other organizational documents.

(iv) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of the Company.

(f) SEC Filings; Financial Statements. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Act and the Exchange Act (the “Company SEC Documents”). As of its filing date, each Company SEC Document, as amended or supplemented, if applicable, (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

(g) Absence of Certain Events and Changes. Since the date of filing of the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2011 with the SEC, (i) the Company has conducted its business in the ordinary course consistent with past practice, (ii) there has not been any event, change or development which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect, (iii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the SEC, (iv) the Company has not altered its method of accounting, (v) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (vi) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option or stock plans.

(h) Compliance with Applicable Law. The Company is in compliance with all statutes, laws, regulations, rules, judgments, orders and decrees of all Governmental Entities applicable to it. The Company has not received any notice alleging noncompliance except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect. The Company has all Permits that are required in order to permit it to carry on its business as it is presently conducted, except where the failure to have such Permits would not, individually or in the aggregate, have a Material Adverse Effect. All such Permits are in full force and effect and the Company, the Company is in compliance with the terms of such Permits, except where the failure to be in full force and effect or in compliance would not, individually or in the aggregate, have a Material Adverse Effect.

(i) Litigation. There are no civil, criminal or administrative actions, suits, or proceedings pending or, to the Knowledge of the Company, threatened, against the Company that, individually or in the aggregate, (i) question the validity of the transactions contemplated by the Transaction Documents or (ii) are reasonably likely to have a Material Adverse Effect. There are no outstanding judgments, orders, decrees, or injunctions of any Governmental Entity naming the Company that, insofar as can reasonably be foreseen, individually or in the aggregate, in the future would have a Material Adverse Effect.

(j) Contracts.

(i)	The Company has filed as exhibits to the Company SEC Documents all material agreements required to be filed under the rules and regulations of the SEC (the “Material Contracts”).

(ii)	All Material Contracts are valid, binding and in full force and effect and enforceable against the Company, except to the extent that any failure to be enforceable, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect, provided that no representation is made as to the enforceability of any non-competition provision in any employment agreement. There does not exist under any Material Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder, on the part of any of the Company or any Subsidiary or, to the Knowledge of the Company, any other Person, other than such violations, breaches or events of default as would not, individually or in the aggregate, have a Material Adverse Effect.

(k) Environmental Matters. Except for such matters that, individually or in the aggregate, would not have a Material Adverse Effect, (i) the Company is in compliance with all applicable Environmental Laws (as defined below), (ii) the Company has all Permits required under Environmental Laws for the operation of its business as presently conducted (“Environmental Permits”), (iii) the Company has not received notice from any Governmental Entity asserting that the Company may be in violation of, or liable under, any Environmental Law, and (iv) there are no actions, proceedings or claims pending (or, to the Knowledge of the Company threatened) against the Company seeking to impose any liability under any Environmental Law or on Environmental Permits or with respect to any Hazardous Substances (as defined below).

For the purposes of this Agreement, “Environmental Law” means any applicable federal, state, local or foreign law, statute, regulation or decree directly relating to (x) the protection of the environment or (y) the use, storage, treatment, generation, transportation, processing, handling, release or disposal of Hazardous Substances, in each case, as in effect on the date hereof. “Hazardous Substance” means any waste, substance, material, pollutant or contaminant listed, defined, designated or classified as hazardous, toxic or radioactive, or otherwise regulated, under any Environmental law.

(l) Status of Shares. The Shares have been duly authorized by all necessary corporate action on the part of the Company, and at the Closing, such Shares will have been validly issued and, assuming payment therefor has been made, will be fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided in this Agreement. The issuance of the Shares will not be subject to preemptive rights of any other stockholder of the Company. The Shares will be eligible for listing on Nasdaq when issued in accordance with the terms of this Agreement.

(m) Intellectual Property. The Company Intellectual Property comprises all the Intellectual Property necessary for the conduct of the Company’s business as now conducted and described in the Company SEC Documents. The Company Intellectual Property is owned free from any Liens (other than Permitted Liens). All material Intellectual Property Licenses are in full force and effect, except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equitable principles and public policy constraints (including those pertaining to limitations and/or exclusions of liability, competition laws, penalties and jurisdictional issues including conflicts of laws). To the Knowledge of the Company, all Company Intellectual Property is valid and enforceable and all intellectual property that is the subject of such Intellectual Property is valid and enforceable. The Company has not received written notice from any third party and is not aware that its products infringe or misappropriate the rights of any third party in respect of any Intellectual Property owned by such third party. To the Knowledge of the Company, none of the Company Intellectual Property is being infringed or misappropriated by any third party. There is no written claim or demand of any Person pertaining to, or any proceeding which is pending or, to the Knowledge of the Company, threatened, that challenges the rights of the Company in respect of any Company Intellectual Property, or that claims that any default exists under any Intellectual Property License. “Company Intellectual Property” means the Intellectual Property and Intellectual Property Licenses that are owned by the Company or any Subsidiary.

(n) Brokers or Finders. No agent, broker, investment banker or other firm is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement as a result of any actions taken by the Company.

(o) Taxes. Each of the Company and its Subsidiaries has timely filed with the appropriate tax authorities all tax returns required to be filed by or on behalf of the Company or any predecessor corporation of the Company, or any consolidated, combined or unitary group of which the Company is or has ever been a member (but only with respect to taxable periods during which the Company has been a member thereof) in all jurisdictions in which such tax returns are or were required to be filed. All such filings are true, complete and correct in all material respects. The Company has timely paid all taxes, including penalties and interest, assessments, withholding taxes, fees and other charges for which the Company is liable other than (i) those taxes being contested in good faith and for which adequate reserves have been established in accordance with generally accepted accounting principles, and (ii) those taxes not yet due and payable. To the Knowledge of the Company, the Company has no tax deficiency which has been asserted or threatened against the Company. There is no action, suit, proceeding, investigation, audit, or claim now pending or, to the Knowledge of the Company, threatened by any authority regarding any taxes relating to the Company or any Subsidiary. The Company has not entered into an agreement or waiver or been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of taxes of the Company. To the Knowledge of the Company, there are no circumstances that would cause the taxable years or other taxable periods of the Company not to be subject to the normally applicable statute of limitations. The Company is not a party to or is bound by any tax indemnity agreement, tax sharing agreement or tax allocation agreement.

(p) Insurance. The Company is insured by insurers of recognized financial responsibility against losses and risks and in amounts as are prudent and customary in the businesses in which the Company is engaged. The Company’s insurance contracts are in effect in accordance with their respective terms.

(q) Sarbanes- Oxley; Internal Accounting Controls. The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the date of this Agreement. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record process, summarize and report financial information and (ii) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed periodic report under the Exchange Act, as the case may be, is being prepared.

(r) Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated hereby. Subject to any filings that might be required to be made following the Closing, the issuance and sale of the Shares hereunder does not contravene the rules and regulations of Nasdaq.

(s) Investment Company. The Company is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(t) Registration Rights. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(u) Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to the Knowledge of the Company is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from Nasdaq to the effect that the Company is not in compliance with the listing or maintenance requirements of Nasdaq. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(v) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising.

(w) Transactions With Affiliates. None of the officers or directors of the Company is presently a party to any transaction with the Company or a Subsidiary (other than for services as officers or directors), which would require disclosure under Item 404(a) of Regulation S-K of the Exchange Act, which has not been so disclosed.

(x) Labor Relations. No material labor dispute exists or, to the Knowledge of the Company, is imminent with respect to any of the employees of the Company which would reasonably be expected to result in a Material Adverse Effect.

(y) Title to Assets. The Company does not own any real property. The Company has good and marketable title in all personal property owned by it that is material to the business of the Company free and clear of all Liens, except for Permitted Liens. Any real property and facilities held under lease by the Company are held by them under valid, subsisting and enforceable leases of which the Company is in compliance, except as could not have or reasonably be expected to result in a Material Adverse Effect.

3.	Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows:

(a) Organization. The Purchaser is an entity duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization, with all requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to conduct its business as now being conducted.

(b) Authority. The Purchaser has the requisite power and authority to execute, deliver and perform its obligations under the Transaction Documents and to consummate the transactions contemplated thereby. All necessary action required to have been taken by or on behalf of the Purchaser by applicable law or otherwise to authorize the approval, execution, delivery and performance by the Purchaser of the Transaction Documents and the consummation by it of the transactions contemplated thereby have been duly authorized, and no other proceedings on its part are or will be necessary to authorize the Transaction Documents or for it to consummate such transactions. The Transaction Documents are valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors’ rights and subject to a court’s discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

(c) Conflicting Agreements and Other Matters. Neither the execution and delivery of the Transaction Documents nor the performance by the Purchaser of its obligations thereunder will conflict with, result in a breach of the terms, conditions or provisions of, constitute a default under, result in the creation of any Lien upon any of the properties or assets of the Purchaser pursuant to, or require any consent, approval or other action by or any notice to or filing with any

Government Entity pursuant to, the organizational documents or agreements of the Purchaser or any agreement, instrument, order, judgment, decree, statute, law, rule or regulation by which the Purchaser is bound, except for any filings after the Closing under Section 13(d) of the Exchange Act.

(d) Acquisition for Investment. The Purchaser (i) is acquiring the Shares for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and has no present intention to effect, or any present or contemplated plan, agreement, undertaking, arrangement, obligation, indebtedness, or commitment providing for, any distribution of the Shares, (ii) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (iii) has carefully reviewed the representations concerning the Company and its Subsidiaries contained in this Agreement and has had the opportunity to make detailed inquiry concerning the Company and its Subsidiaries, their respective businesses and their respective personnel, and (iv) has sufficient knowledge and experience in finance and business that it is capable of evaluating the risks and merits of its investment in the Company and is able financially to bear the risks thereof.

(e) General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f) Brokers or Finders. No agent, broker, investment banker or other firm is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement as a result of any actions taken by the Purchaser.

(g) Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser’s subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser’s jurisdiction. The office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature pages hereto.

(h) Certain Trading Activities. Other than with respect to the transactions contemplated herein, since March 11, 2011, neither the Purchaser nor any Affiliate of the Purchaser which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to the Purchaser’s investments or trading or information concerning the Purchaser’s investments, including in respect of the Shares, and (z) is subject to the Purchaser’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading

Affiliates”) had directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser or such Trading Affiliate, effected or agreed to effect any transactions in the securities of the Company (including, without limitation, any Short Sales involving the Company’s securities).

4.	Standstill.

(a) The Purchaser and the Company acknowledge that the Standstill Agreement, dated as of March 11, 2011, by and between the Purchaser and the Company shall remain in full force and effect.

(b) The Purchaser covenants and agrees with the Company that following the effective date of this Agreement, until such time as the Purchaser has completed an additional investment in the Company, without the Company’s prior written consent, the Purchaser shall not, directly or indirectly, seek to occupy or add a position on the Company’s Board of Directors.

5.	Certain Trading Limitations. The Purchaser covenants that during the one-year period following the effective date of this Agreement, it will not sell or transfer (or enter into any hedging or other transaction which is designed to result in substantially the same economic effect as a sale) any of the Shares (other than to an Affiliate, provided that such Affiliate agrees to be subject to the restrictions set forth in Section 4 and this Section 5; provided, however, that (a) the Purchaser shall no longer be subject to this Section 5 immediately upon the occurrence of the Lock-up Termination Event and (b) following the Closing Date, the Purchaser shall be permitted to engage in hedging or similar transactions with respect to an aggregate of up to 1,000,000 shares of Common Stock per calendar month, until such time as the Purchaser has engaged in such transactions with respect to a number of shares of Common Stock equal to the number of Shares issued pursuant to this Agreement. Such prohibited hedging or other transactions include without limitation effecting any Short Sale or having in effect any short position (whether or not such sale or position is “against the box” and regardless of when such position was entered into) or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to the Company’s Common Stock.

6.	Covenants and Additional Agreements.

(a) Obligations. The Company and the Purchaser shall use reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order to fulfill and perform its obligations in respect of this Agreement, or otherwise to consummate and make effective the transactions contemplated hereby and thereby.

(b) Consents and Approvals. The Company and the Purchaser shall, as promptly as practicable, (i) make, or cause to be made, all filings and submissions (including but not limited to any foreign antitrust filings and any filings under the rules and regulations of the SEC)

required under any law applicable to it or its Subsidiaries or Associated Companies, and give such reasonable undertakings as may be required in connection therewith, and (ii) use all reasonable efforts to obtain or make, or cause to be obtained or made, all Permits necessary to be obtained or made by it, in each case in connection with this Agreement, the sale and transfer of the Shares pursuant hereto and the consummation of the other transactions contemplated hereby or thereby.

(c) Further Actions. The Company and the Purchaser shall coordinate and cooperate with the other parties in exchanging such information and supplying such reasonable assistance as may be reasonably requested by such other parties in connection with the filings and other actions contemplated by this Agreement. The Company and the Purchaser will execute, acknowledge and deliver such further instruments, and do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

(d) SEC Filings; Financial Statements. The Company shall use commercially reasonable efforts to (i) timely file any reports, schedules, forms, statements and documents required to be filed by it with the SEC under the Securities Act and the Exchange Act (“Future SEC Filings”) and use commercially reasonable efforts to (A) comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder and (B) ensure that any Future SEC Filings do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) ensure that the financial statements of the Company included in the Future SEC Filings shall comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing; and (iii) ensure that the financial statements in its Future SEC Filings shall be prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

(e) Compliance with Applicable Law. The Company shall (i) use commercially reasonable efforts to comply in all material respects with all statutes, laws, regulations, rules, judgments, orders and decrees of all Governmental Entities applicable to it that relate to its respective business; and (ii) maintain all Permits that are required in order to permit it to carry on its business as it is presently conducted, except such Permits for which the failure so to maintain shall not have a Material Adverse Effect.

(f) Listing of Common Stock. The Company shall take no action designed to, or which to the Knowledge of the Company is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act. The Company hereby agrees to use commercially reasonable efforts to maintain the listing of the Common Stock on Nasdaq. The Company will take all action reasonably necessary to continue the listing and trading of its Common Stock, including the Shares, on Nasdaq and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of Nasdaq.

7.	Closing Conditions.

(a)	Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase Shares at the Closing are subject to the fulfilment, on or before the Closing, of each of the following conditions, unless otherwise waived:

(i)	Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Closing.

(ii)	Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

(iii)	Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

(iv)	No Lock-up Termination Event. The Lock-up Termination Event shall not have occurred and the Company shall not have received any written or oral communication that may be reasonably interpreted to mean that a Lock-up Termination Event is reasonably likely to occur.

(b)	Conditions of the Company’s Obligations at Closing. The obligations of the Company to sell Shares to the Purchaser at the Closing are subject to the fulfilment, on or before the Closing, of each of the following conditions, unless otherwise waived:

(i)	Representations and Warranties. The representations and warranties of the Purchaser contained in Section 3 shall be true and correct in all respects as of the Closing.

(ii)	Performance. The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with it on or before the Closing.

(iii)	Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

8.	Interpretation; Definitions.

(a)	For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” shall have the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect on the date of this Agreement).

“Agreement” means this Agreement, together with all appendices, exhibits and schedules attached hereto and the Disclosure Schedule, as the same may be amended or supplemented from time to time, by written agreement of the Company and the Purchaser.

“Associated Company” means, as to the Purchaser, any person, firm, trust, partnership, corporation, company or other entity or combination thereof, which directly or indirectly (i) controls the Purchaser, (ii) is controlled by the Purchaser or (iii) is under common control with the Purchaser. The terms “control” and “controlled” mean ownership of 50% or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such person, firm, trust, partnership, corporation, company or other entity or combination thereof or the power to direct the management of such person, firm, trust, partnership, corporation, company or other entity or combination thereof.

“Business Day” means any day on which banking institutions are open in the City of Boston.

“Closing” is defined in Section 1(b).

“Closing Date” is defined in Section 1(b).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” is defined in the recitals to this Agreement.

“Company” is defined in the recitals to this Agreement.

“Company Bylaws” is defined in Section 2(a).

“Company Charter” is defined in Section 2(a).

“Company Intellectual Property” is defined in Section 2(m).

“Company SEC Documents” is defined in Section 2(f).

“Contract” is defined in Section 2(c)(i).

“Disclosure Schedule” is defined in Section 2.

“Environmental Law” is defined in Section 2(k).

“Environmental Permits” is defined in Section 2(k).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect from time to time.

“Future SEC Filings” is defined in Section 6(d).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” is defined in Section 2(c)(ii).

“Hazardous Substance” is defined in Section 2(k).

“Indebtedness” shall mean (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP.

“Intellectual Property” means trademarks, trade names, trade dress, service marks, copyrights, domain names, and similar rights (including registrations and applications to register or renew the registration of any of the foregoing), patents and patent applications, trade secrets, rights of privacy and publicity, moral rights, and any other similar intellectual property rights.

“Intellectual Property License” means any written license, permit, authorization, approval, Contract or consent granted, issued by or with any Person relating to the use by Company of Intellectual Property.

“Knowledge of the Company,” or any like expression means the actual knowledge of the executive officers of the Company and the knowledge that would be reasonably expected to be known by such individuals in the ordinary and usual course of the performance of their professional responsibilities to the Company.

“License Agreement” is defined in the recitals to this Agreement.

“Lien” is defined in Section 2(c)(i).

“Lock-up Termination Event” means the effectiveness of the termination of the Product Supply Agreement pursuant to Section 7.3(d) of such Product Supply Agreement.

“Material Adverse Effect” shall mean any change, event, circumstance or development that has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event, circumstance or development resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Material Adverse Effect (but, in the case of clauses (i), (ii), (iii) and (iv) below, only to the extent that such changes, events, circumstances or developments do not have a materially disproportionate adverse effect on the Company and its Subsidiaries relative to other participants in the industries or markets in which they operate):

(i)	Political or economic factors, or changes thereto, affecting global, national or regional political conditions, economies or financial markets, or any acts of war or terrorism;

(ii)	Factors generally affecting the industries or markets in which the Company operates;

(iii)	Changes in law, rules or regulations or the interpretation thereof, including changes adopted or proposed relating to affecting the Company’s industry;

(iv)	Changes in generally accepted accounting principles, regulatory accounting requirements or the interpretation thereof;

(v)	Any failure by the Company to meet any projections, guidance, estimates or forecasts for or during any period ending (or for which results are released) on or after the date hereof; and

(vi)	A decline in the price of the Company’s Common Stock (but not the underlying causes of such decline unless otherwise excluded under any other clause of this definition).

“Material Contract” is defined in Section 2(j)(i).

“Nasdaq” means the NASDAQ Stock Market.

“Permit” all permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity.

“Permitted Liens” means (a) those Liens (A) securing debt set forth on Schedule 9, (B) for Taxes not yet due or payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (C) that constitute mechanics’, carriers’, workmen’s or like liens, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course, (D) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and social security, retirement and other legislation, (E) easements, covenants, declarations, rights or way, encumbrances, or similar restrictions in connection with real property owned by the Company or any Subsidiary that do not materially impair the use of such real property by the Company or any Subsidiary, and in the case of Liens described in clauses (B), (C), (D) or (E) that, individually or in the aggregate, would not have a Material Adverse Effect; and (b) with respect to Company Intellectual Property, (A) the joint ownership of any Company Intellectual Property by Company or any Subsidiary, on the one hand, and any other Person(s) (each such Person, a “Co-Owner”), on the other hand, set forth on Schedule 8, (B) licenses under the Company Intellectual Property granted by Company, any Subsidiary, any Co-Owner or any licensee of the foregoing set forth on Schedule 8 or (C) rights to use Company Intellectual Property granted by the Company or any Subsidiary under reasonable and customary agreements entered into in the ordinary course of business.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or department or agency of a government or other entity.

“Product Supply Agreement” is defined in the recitals to this Agreement.

“Purchase Price” is defined in the recitals to this Agreement.

“Purchaser” is defined in the recitals to this Agreement.

“Representative” shall mean any director, officer or employee of a Purchaser or an Associated Company.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect from time to time.

“Shares” means a number of shares of Common Stock of the Company equal to the lesser of (i) the quotient obtained by dividing $25,000,000 by the average of the last reported sales prices for the Common Stock as of the end of regular trading hours as reported on the NASDAQ Global Select Market for the four consecutive trading day period beginning on November 8, 2011 and ending on (and including) November 11, 2011 (such average, the “Share Price”) and (ii) 25,203,190 (as adjusted to reflect the effect of any reclassification, stock split, reverse split, stock dividend, reorganization, recapitalization or other similar change with respect to the Common Stock occurring after the date hereof and prior to the Closing).

“Short Sale” shall include all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act.

“Subsidiary” is defined in Section 2(e).

“Transaction Documents” means this Agreement, the License Agreement, the Product Supply Agreement and any other documents or agreement executed in connection with the transactions contemplated hereunder.

9.	Miscellaneous

9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants, and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

9.2 Specific Enforcement. The Purchaser, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

9.3 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby.

9.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which, when so executed and delivered, shall be considered to be an original, and all of which counterparts, taken together, will constitute one and the same instrument even if the parties have not executed the same counterpart. Signatures provided by facsimile or electronic transmission will be deemed to be original signatures.

9.5 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and addressed to the Company or the Purchaser, as the case may be, at their respective addresses set forth below:

If to the Company:

A123 Systems, Inc.

200 West Street

Waltham, MA 02451

Attn: Eric Pyenson, Vice President and General Counsel

Telephone (617) 778-5700

Facsimile: (617) 924-8910

With a copy to:

Latham & Watkins LLP

John Hancock Tower

200 Clarendon Street, 20th Floor

Boston, MA 02116

Attn: Susan L. Mazur, Esq.

Telephone (617) 948-6034

Facsimile: (617) 948-6001

If to the Purchaser:

IHI Corporation

Toyosu IHI Building 1-1

Toyosu 3-chome

Koto-ku, Tokyo 135-8710

Japan

Telephone:

Facsimile:

All notices and other communications required or permitted under this Agreement shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (a) in the case of notices and communications sent by personal delivery or telecopy, one Business Day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (b) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second Business Day following the day such notice or communications was delivered to such delivery service, and (c) in the case of notices and communications sent by United States mail, three days after such notice or communication shall have been deposited in the United States mail. Any notice delivered to a party hereunder shall be sent simultaneously, by the same means, to such party’s counsel as set forth above.

9.6 Amendments. This Agreement may be amended as to the Purchaser and its successors and assigns (determined as provided in Section 9.7), and the Company may take any action herein prohibited, or omit to perform any act required to be performed by it, if the Company shall obtain the written consent of the Purchaser. This Agreement may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification or discharge is sought or by parties with the right to consent to such waiver, change, modification or discharge on behalf of such party.

9.7 Successors and Assigns. All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement, and the rights and obligations of the Purchaser hereunder, may be assigned by a Purchaser to (a) any person or entity to which Shares are transferred by the Purchaser, or (b) to any Associated Company of the Purchaser, and, in each case, such transferee shall be deemed a “Purchaser” for purposes of this Agreement; provided that such assignment of rights shall be contingent upon the transferee providing a written instrument to the Company notifying the Company of such transfer and assignment and agreeing in writing to be bound by the terms of this Agreement.

9.8 Expenses and Remedies. Whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expense.

9.9 Transfer of Shares. The Purchaser understands and agrees that the Shares have not been registered under the Securities Act or the securities laws of any state and that they may only be sold or otherwise disposed of in compliance with state and federal securities laws. The Purchaser understands and agrees that each certificate representing the Shares (other than Shares which have been transferred in a transaction registered under the Securities Act or exempt from the registration requirements of the Securities Act pursuant to Rule 144 thereunder or any similar rule or regulation) shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS” and the Purchaser agrees to transfer the Shares only in accordance with the provisions of such legend.

9.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to choice of law and conflicts of law principles.

9.11 Publicity. The Company and the Purchaser will consult and cooperate with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement. Neither party may disclose this Agreement; provided, however, that the Company may disclose this Agreement in order to comply with applicable laws.

9.12 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.

9.13 Consent to Jurisdiction. The Company and the Purchaser irrevocably submit to the personal exclusive jurisdiction of the United States District Court for the District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agree not to commence any action, suit or proceeding relating hereto except in such court). The Company and the Purchaser further agree that service of any process, summons, notice or document hand delivered or sent by registered mail to such party’s respective address set forth in Section 9.5 will be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. The Company and the Purchaser irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District court for the District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto on the date first above written.

A123 SYSTEMS, INC.

By:	/s/ Jason Forcier
Name: Jason Forcier
Title: Vice President, Automotive

IHI CORPORATION

By:	/s/ Taizo Suga
Name: Taizo Suga
Title: Associate Director and General Manager of Corporate Business Development Division